SEC
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FEB 27 2009

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SECU[illegible] 09059443 [illegible]SION

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SEC FILE NUMBER
8- 67652

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARSONEX SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2851 S. Parker Road
(No. and Street)

Aurora	CO	80014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony S. Diamos — (404) 303-8840, ext 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chadwick, Ronald R., P.C.
(Name – *if individual, state last, first, middle name*)

2851 South Parker Road, Suite 720	Aurora	CO	80014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD
3/16

OATH OR AFFIRMATION

I, Anthony S. Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL O BROWN
MY COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 20, 2012
FULTON COUNTY GA

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONEX SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2008

PARSONEX SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Parsonex Securities, Inc.
Aurora, Colorado

I have audited the accompanying statement of financial position of Parsonex Securities, Inc. as of December 31, 2008, and the related statements of income, stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parsonex Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aurora, Colorado
February 2, 2009

Ronald R. Chadwick, P.C.
RONALD R. CHADWICK, P.C.

PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

		Dec. 31, 2008
ASSETS		
Current assets		
Cash	$	13,434
Accounts receivable		5,182
Prepaid expenses		324
Total current assets		18,940
Total Assets	$	18,940
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$	4,049
Related party payable		785
Total current assets		4,834
Total Liabilities		4,834
Stockholders' Equity		
Common stock, no par value; 5,000,000 shares authorized; 1,800,000 shares issued and outstanding		30,000
Accumulated deficit		(15,894)
Total Stockholders' Equity		14,106
Total Liabilities and Stockholders' Equity	$	18,940

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF INCOME

		Year Ended Dec. 31, 2008
Revenues		
Commissions	$	984,447
Rep fees		66,945
Other		3,029
		1,054,421
Expenses		
Operating expenses:		
Commissions		780,958
General and administrative		277,132
		1,058,090
Income (loss) before provision for income taxes		(3,669)
Provision for income tax		-
Net income (loss)	$	(3,669)

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount No Par Value	Paid In Capital	Accumulated Deficit	Stock-holders' Equity
Balances at December 31, 2007	1,800,000	$ 30,000	$ -	$ (12,225)	$ 17,775
Net income (loss) for the period				(3,669)	(3,669)
Balances at December 31, 2008	1,800,000	$ 30,000	$ -	$ (15,894)	$ 14,106

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF CASH FLOWS

		Year Ended Dec. 31, 2008
Cash Flows From Operating Activities:		
Net income (loss)	$	(3,669)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Accounts receivable		(5,182)
Deposits		1,885
Other assets		(324)
Accrued payables		2,083
Net cash provided by (used for) operating activities		(5,207)
Cash Flows From Investing Activities:		
		-
Net cash provided by (used for) investing activities		-

(Continued On Following Page)

The accompanying notes are an integral part of the financial statements.

PARSONEX SECURITIES, INC.
STATEMENT OF CASH FLOWS

(Continued From Previous Page)

	Year Ended Dec. 31, 2008
Cash Flows From Financing Activities:	
	-
Net cash provided by (used for) financing activities	-
Net Increase (Decrease) In Cash	(5,207)
Cash At The Beginning Of The Period	18,641
Cash At The End Of The Period	$ 13,434

Schedule Of Non-Cash Investing And Financing Activities

None

Supplemental Disclosure

Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Parsonex Securities, Inc. (the "Company"), was incorporated in the State of Colorado on March 7, 2007 and conducts business as a registered securities broker-dealer. The Company is subject to the rules and regulations of the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Customer funds

The Company does not hold customer funds or securities.

Accounts receivable

The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2008, the Company had no balance in its allowance for doubtful accounts.

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Revenue recognition

Revenue is recognized on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectibility is reasonably assured. The Company's revenues consist primarily of commissions.

Financial Instruments

The carrying value of the Company's financial instruments, as reported in the accompanying balance sheet, approximates fair value.

Stock based compensation

The Company accounts for employee and non-employee stock awards under SFAS 123(r), whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

NOTE 2. RELATED PARTY TRANSACTIONS

A corporation controlled by the Company's president was paid $196,180 in 2008 for management and personnel services, and $5,950 in rent under a sub-lease requiring monthly payments of $350 plus costs. The lease expires in September 2009, and the minimum future rent expense under the lease is $3,150 in 2009.

NOTE 3. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to SFAS 109. At December 31, 2008, the Company had approximately $14,600 in unused federal net operating loss carryforwards, which begin to expire in the year 2027. A deferred tax asset of approximately $2,900 resulting from the loss carryforward has been offset by a 100% valuation allowance. The change in the valuation allowance in fiscal year 2008 was approximately $480.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $13,604, which was $8,604 in excess of its required net capital of $5,000. The Company's net capital ratio was .56 to 1.

PARSONEX SECURITIES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2008

Net Capital

Total stockholders' equity from Statement of Financial Condition	$	14,106
Deduct stockholders' equity not allowed for net capital		502
Total stockholders' equity qualified for net capital		13,604
Net capital requirement		5,000
Net capital in excess of required net capital	$	8,604

Aggregate Indebtedness

Accounts payable	$	4,049
Related party payables		785
Total aggregate indebtedness	$	4,834
Ratio: Aggregate Indebtedness to Net Capital		.56 to 1

No material differences existed between the annual audit and the most recent Part IIA filing.

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

Board of Directors
Parsonex Securities, Inc.
Aurora, Colorado

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements and supplemental schedules of Parsonex Securities, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the U.S. Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Compliance with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects include a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Aurora, Colorado
February 2, 2009

Ronald R. Chadwick, P.C.
RONALD R. CHADWICK, P.C.